UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Medcom USA, Inc. (Name of Issuer)
COMMON STOCK, $0.001, par value per share (Title of Class of Securities)
584062-20-2 (CUSIP Number)
William P. Williams MEDCOM USA, INC. 7975 North Hayden RD #C260 Scottsdale, AZ 85258 602-675-8865 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 584062-20-2

1.	Names of Reporting Persons. American Nortel Communications I.R.S. Identification No. 87-0507851

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,982,522

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 18,982,522

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,982,522

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 40.6%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer

         (a) Name and Principal Executive Offices of Issuer:
          MEDCOM USA, INC. (the "Company")
          7975 North Hayden RD #C260
          Scottsdale, Arizona 85258

         (b) Title of Class of Equity Securities:
          Common Stock, $0.001 par value per share

Item 2. Identity and Background.

(a)	Name: The name of the person filing this statement is American Nortel Communications (along with its officers and directors), hereinafter sometimes referred to as the “Reporting Person.”

(b)	Residence or business address: 7975 North Hayden RD #C260, Scottsdale, Arizona 85258

(c)	Present Principal Occupation or Employment: Telecommunications, medical transaction processing

(d)	Criminal Conviction: During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

(e)

Court or Administrative Proceedings:  During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship: State of Incorporation: Wyoming

Item 3. Source and Amount of Funds or Other Consideration:

         American Nortel Communications the Reporting Person, and certain other holders of American Nortel Communications Common Stock (the "Holders") retain its voting power.

         American Nortel Communications has acquired the shares of common stock from the Issuer (“Medcom”) by providing working capital and financing.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The Holders represent the common stock shares were purchased and converted for the purpose of funding working capital.
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Number of Shares Beneficially Owned:
         As of March 12, 2004, the Reporting Person is the owner of record of 18,982,522 shares of common stock.

         Percent of Class:
         40.63% based upon 46,715,396 shares of Common Stock outstanding as of record on March 12, 2004.

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The Reporting Person, and the Holders are all parties to the Company.
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Item 7. Material to be Filed as Exhibits. NONE

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2004
By:	/s/ William P. Williams William P. Williams
Title:	Chairman, President, CEO

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